PETROTEQ ENERGY EMPHASIZES THE IMPORTANCE OF DEVELOPING DOMESTIC OIL SANDS RESERVES

Sherman Oaks, California - April 19, 2022 - Petroteq Energy Inc. ("Petroteq" or the "Company") (TSXV:PQE; OTC PINK:PQEFF; FSE:PQCF), an oil company focused on the development and implementation of its proprietary oil-extraction and remediation technologies, provides a corporate update and continuously emphasizes the importance of developing and extraction of US oil sands reserves.

The global need for energy continues to grow and has shown no signs of slowing down. The need for more oil, especially heavy oil, is required for more than just transportation fuel (vehicular demand and air travel requirements) as oil is the primary building block for plastics of all kinds, for the automotive industry, pharmaceuticals, cosmetics, pesticides, fertilizers, and paint, to name a few. This is of particular importance to the US, as the need for energy independence has become more evident from the geopolitical disputes now facing the global market. The significant U.S. oil reserves with low sulfur content, which have not yet been untapped, are located in Utah, where Petroteq has accumulated significant oil reserves available for development.

Petroteq has developed a proprietary technology to extract oil from its reserves in Utah, and has demonstrated in pilot projects the viability of its patented process to produce at an attractive economic level, comparable to conventional oil reservoir production, and to deliver a high quality product. The Company's facility has been designed to operate at 500 barrels per day and the Company has designed the next generation oil sands plant with 5,000 barrels capacity. All engineering aspects of the proposed 5,000 barrels plant have been confirmed by an independent third party as commercially viable and technically sufficient to achieve the desired plant performance within a budget. Petroteq management believes this design is solely unique to the patented Petroteq process, to achieve oil extraction from sands in an eco-friendly method, and can be seen as a true green energy technology.

The Petroteq technology is unique because it uses no water, produces no emissions, and uses a facility that has a small land footprint. Its patented solvent washes the sand of oil and is almost 100% recycled for continued use with no negative environmental impact. The cleaned sand can be utilized economically for the broad range in residential and commercial use.

Petroteq's CEO and CTO, Vladimir Podlipsky, PhD, commented, "Our management team is pleased that Petroteq has unlocked an economically feasible process that is eco-friendly, which I believe positions our company to contribute to solving the global energy crisis. Our intentions are to continue evolving toward future expansion and revenue growth, regardless of the on-going takeover-bid from Viston United Swiss AG. Management of Petroteq continues to manage the business of Petroteq, while making utmost effort to maximize shareholder value."

About Petroteq Energy Inc.

Petroteq is a clean technology company focused on the development, implementation and licensing of a patented, environmentally safe and sustainable technology for the extraction and reclamation of heavy oil and bitumen from oil sands and mineable oil deposits. The versatile technology can be applied to both water-wet deposits and oil-wet deposits - outputting high-quality oil and clean sand.

Petroteq believes that its technology can produce a relatively sweet heavy crude oil from deposits of oil sands at Asphalt Ridge without requiring the use of water, and therefore without generating wastewater which would otherwise require the use of other treatment or disposal facilities which could be harmful to the environment. Petroteq's process is intended to be a more environmentally friendly extraction technology that leaves clean residual sand that can be sold or returned to the environment, without the use of tailings ponds or further remediation.

For more information, visit www.Petroteq.energy.

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Forward-Looking Statements

Certain statements contained in this press release contain forward-looking statements within the meaning of the U.S. and Canadian securities laws. Words such as "may," "would," "could," "should," "potential," "will," "seek," "intend," "plan," "anticipate," "believe," "estimate," "expect" and similar expressions as they relate to the Company, including: a 5,000 bpd extraction plant sands processing facility, and the Company believing it can contribute to solving the global energy crisis; are intended to identify forward-looking information. Readers are cautioned that there is no certainty that it will be commercially viable to extract oil or sand from the identified reserves. All statements other than statements of historical fact may be forward-looking information. Such statements reflect the Company's current views and intentions with respect to future events, based on information available to the Company, and are subject to certain risks, uncertainties and assumptions, including, without limitation: the technology performing as expected; availability of labor and parts; adequate capital raising efforts; and Petroteq's ability to execute on its operational plans. Material factors or assumptions were applied in providing forward-looking information. While forward-looking statements are based on data, assumptions and analyses that the Company believes are reasonable under the circumstances, whether actual results, performance or developments will meet the Company's expectations and predictions depends on a number of risks and uncertainties that could cause the actual results, performance and financial condition of the Company to differ materially from its expectations. Certain of the "risk factors" that could cause actual results to differ materially from the Company's forward-looking statements in this press release include, without limitation: that full scale commercial production may engender public opposition; changes in laws or regulations; the ability to implement business strategies or to pursue business opportunities, whether for economic or other reasons; status of the world oil markets, oil prices and price volatility; oil pricing; litigation; the nature of oil and gas production and oil sands mining, extraction and production; uncertainties in exploration and drilling for oil, gas and other hydrocarbon-bearing substances; unanticipated costs and expenses; loss of life and environmental damage; risks associated with compliance with environmental protection laws and regulations; and directors; risks related to COVID-19 including various recommendations, orders and measures of governmental authorities to try to limit the pandemic, including travel restrictions, border closures, non-essential business closures, quarantines, self-isolations, shelters-in-place and social distancing, disruptions to markets, economic activity, financing, supply chains and sales channels, and a deterioration of general economic conditions including a possible national or global recession; and other general economic, market and business conditions and factors, including the risk factors discussed or referred to in the Company's disclosure documents, filed with United States Securities and Exchange Commission and available at www.sec.gov (including, without limitation, its most recent annual report on Form 10-K under the Securities Exchange Act of 1934, as amended), and with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com.

Should any factor affect the Company in an unexpected manner, or should assumptions underlying the forward- looking information prove incorrect, the actual results or events may differ materially from the results or events predicted. Any such forward-looking information is expressly qualified in its entirety by this cautionary statement. Moreover, the Company does not assume responsibility for the accuracy or completeness of such forward-looking information. The forward-looking information included in this press release is made as of the date of this press release, and the Company undertakes no obligation to publicly update or revise any forward-looking information, other than as required by applicable law.

CONTACT INFORMATION

Petroteq Energy Inc.

Vladimir Podlipsky

Interim Chief Executive Officer

Tel: (800) 979-1897